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                             NEWS RELEASE

                                  Contacts

                                  Leslie Price             Dan Toporek
                                  Sabre                    GetThere
                                  (817) 931-9503           (650) 752-1627
                                  leslie.price@sabre.com   dtoporek@getthere.com


                   HART-SCOTT-RODINO WAITING PERIOD ENDS
                        FOR SABRE TENDER OFFER FOR
                             SHARES OF GETTHERE

Fort Worth, TX. -- September 13, 2000 - Sabre Holdings Corporation (NYSE: TSG) announced today the early termination - on September 12, 2000 - of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the acquisition of GetThere Inc. (NASDAQ: GTHR) by Sabre.

On September 11, 2000, Sabre commenced a cash tender offer for all of the outstanding shares of GetThere, at a price of $17.75 per share. The tender offer is scheduled to expire at 12:00 midnight, Eastern time, on Friday, October 6, 2000, unless extended. The tender offer is subject to customary conditions, including the tender of a majority of GetThere shares on a fully diluted basis. Sabre has concluded that no other regulatory filings or approvals are required in order to close the transaction.

Following completion of the tender offer, Sabre intends to consummate a second step merger in which the non-tendering GetThere shareholders will receive the same cash price paid in the tender offer.

The Offer to Purchase is available from D.F. King & Co., the information agent for the tender offer. GetThere shareholders may call D.F. King at (800) 928-0153 (toll free).

ABOUT SABRE

Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has approximately 10,000 employees worldwide who span 45 countries. Sabre reported 1999 revenues of $2.4 billion, up 5.6 percent from 1998. Net earnings excluding special items were $264 million, up 15.2 percent from the prior year. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre. Sabre maintains a 70% ownership interest in Travelocity.com (Nasdaq: TVLY), the world's leading online B2C travel site.

ABOUT GETTHERE

GetThere operates one of the world's largest Internet marketplaces focused on business-to-business travel services. GetThere's systems are used to provide online travel procurement to employees at leading corporations such as Boeing, Chevron, Cisco, Cox Enterprises, Lucent,

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MetLife, Nike and Xerox.  GetThere also powers online travel sites for leading airlines, including Alitalia, All Nippon Airways, America West, British Airways, Northwest Airlines, TWA and United Airlines. GetThere can be found on the Web at http://www.GetThere.com.

                                  # # #

This news release is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Sabre commenced the tender offer and filed with the SEC a tender offer statement on September 11, 2000. GetThere filed with the SEC on September 11, 2000 a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, are available to all shareholders of GetThere at no expense to them. Shareholders may obtain a free copy of the solicitation/recommendation statement and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the offer to purchase and solicitation/recommendation statement may also be obtained from D.F. King & Co., the information agent for the tender offer, by calling 800.928.0153 (toll free). Free copies of the solicitation/recommendation statement and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025,
Attention: Investor Relations, Telephone:  650.752.1500.

Statements in this news release that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements. All forward-looking statements in this release are based upon information available to Sabre and GetThere on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: maintaining existing GetThere customer and employee relationships; competition and technological innovation by competitors; risks related to technology, including the integration of the Sabre and GetThere technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with international operations; and legal and regulatory issues. Further information regarding factors that could affect Sabre's financial and other results is included in Sabre's and GetThere's filings with the SEC. Sabre and GetThere undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.